EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Dollars in thousands)

	2005		2004
	(Unaudited)
Earnings:
Net Income	$373,403		$375,232
Add:
Provision for income taxes	173,767		176,125
Fixed charges	867,355		732,510
Less:
Capitalized interest	(40,380)		(35,282)

Earnings as adjusted (A)	$1,374,145		$1,248,585

Fixed and preferred stock dividends:
Preferred dividend requirements	$3,328		$2,861
Ratio of income before provision for income taxes to net income	147%		147%

Preferred dividend factor on pretax basis	$4,892		$4,206

Fixed Charges:
Interest expense	826,975		697,228
Capitalized interest	40,380		35,282

Fixed charges as adjusted (B)	867,355		732,510

Fixed charges and preferred stock dividends (C)	$872,247		$736,716

Ratio of earnings to fixed charges (A) divided by (B)	1.58	x	1.70	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.58	x	1.69	x